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                                                              File No. 070-10128

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM U-1/A

                         POST-EFFECTIVE AMENDMENT NO. 16
                                       TO
                             APPLICATION/DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

                              Utility Holding, LLC
                           200 West Ninth Street Plaza
                                    Suite 411
                           Wilmington, Delaware 19801

                    CenterPoint Energy Houston Electric, LLC
                                 1111 Louisiana
                              Houston, Texas 77002

              (Name of companies filing this statement and address
                         of principal executive offices)

                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

 (Name of top registered holding company parent of each applicant or declarant)

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                                 Rufus S. Scott
    Vice President, Deputy General Counsel and Assistant Corporate Secretary
                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002
                                 (713) 207-7451

                    The Commission is also requested to send copies of any communications in connection with this matter to:

James R. Doty, Esq.                    Margo S. Scholin, Esq.
Joanne C. Rutkowski, Esq.              Baker Botts L.L.P.
Baker Botts L.L.P.                     3000 One Shell Plaza
The Warner                             Houston, Texas 77002-4995
1299 Pennsylvania Avenue, N.W.         (713) 229-1234
Washington, D.C. 20004-2400
(202) 639-7700

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           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

            From time to time, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, that are not historical facts.
These statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those expressed or implied by these statements. You can generally identify our forward-looking statements by the words "contemplate,"
"may," "propose," "should," "will," "would" or other similar words.

            We have based our forward-looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements.

            Some of the factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements are discussed under "Risk Factors" in Item 1 of Part I of the Annual Report of
CenterPoint Energy, Inc. on Form 10-K for the fiscal year ended December 31,
2003 and the Annual Report of CenterPoint Energy Houston Electric, LLC on Form
10-K for the fiscal year ended December 31, 2003.

            The reader should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.

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                               TABLE OF CONTENTS

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ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.............................................................   1
         A.       Requested Authorization................................................................   1
         B.       Background.............................................................................   1
         C.       Proposed Transaction...................................................................   2
ITEM 2.  FEES, COMMISSIONS AND EXPENSES..................................................................   3
ITEM 3.  APPLICABLE STATUTORY PROVISIONS.................................................................   3
         A.       Applicable Provisions..................................................................   3
         B.       Rule 54 Analysis.......................................................................   3
ITEM 4.  REGULATORY APPROVAL.............................................................................   4
ITEM 5.  PROCEDURE.......................................................................................   4
ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS...............................................................   4
         A.       Exhibits...............................................................................   4
         B.       Financial Statements...................................................................   5
ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.........................................................   5

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            Amendment No. 15 to the Application/Declaration previously filed in this proceeding is hereby amended and restated to read as follows:

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION

A.    REQUESTED AUTHORIZATION

      CenterPoint Energy, Inc. ("CenterPoint"), Utility Holding, LLC and CenterPoint Energy Houston Electric, LLC ("CEHE")1 (together, the "Applicants") hereby file this Post-Effective Amendment No. 16. The Applicants are asking the Commission to modify the authority granted under the order dated June 30, 2003 (HCAR No. 27692 (the "Omnibus Financing Order")), as supplemented by the orders dated August 1, 2003 (HCAR No. 27705) and December 19, 2003 (HCAR No. 27778) (together, the "Supplemental Orders").

      These orders authorized CEHE to issue up to $550 million in incremental external debt securities through June 30, 2005 (the "Authorization Period") such that the amount of CEHE external debt does not exceed $3.653 billion at any one time outstanding during the Authorization Period, and reserved jurisdiction over CEHE's request to issue an additional $250 million in incremental external debt securities through the Authorization Period. In addition, these orders authorized CenterPoint to issue incremental external debt securities through the Authorization Period such that the amount of CenterPoint external debt does not exceed $5.369 billion at any one time outstanding during the Authorization Period, and reserved jurisdiction over CenterPoint's request to issue an additional $478 million in incremental external debt securities through the Authorization Period.

      Applicants ask the Commission to release jurisdiction over $200 million of CEHE's additional financing authority to enable it to put in place a dedicated revolving credit facility (the "Facility"). As explained more fully herein, the Facility is intended to provide a lower cost source of working capital for CEHE. Further, CEHE will continue to comply with all of the financing parameters in the Omnibus Financing Order, including the investment grade and equity capitalization criteria set forth in the Omnibus Financing Order.2 In connection with this, Applicants also request authority to reduce the amount of CenterPoint's authorized external debt by $200 million so that it does not exceed $5.169 billion at any one time outstanding during the Authorization Period.

B.    BACKGROUND

      The Omnibus Financing Order authorized CenterPoint and its subsidiary companies to engage in certain financing and related transactions during the Authorization Period. Of interest here, the Omnibus Financing Order authorized CEHE to issue up to $250

----------
      (1) CEHE has been referred to as the "T&D Utility" in previous filings and may be referred to as such in certain of the exhibits to this Amendment.

      (2) In particular, CEHE would continue to maintain a minimum of 30% common equity (net of securitization debt), as required by the Omnibus Financing Order. (In a separate application to be filed shortly, Applicants will request authority to issue securitization bonds in connection with the recovery of stranded costs, as was contemplated in the Omnibus Financing Order.)

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million in incremental external debt securities during the Authorization Period, such that the amount of CEHE external debt did not exceed $3.353 billion at any one time outstanding during the Authorization Period, and reserved jurisdiction over $250 million of the requested authority. The Omnibus Financing Order also authorized CEHE to borrow from the Money Pool in an amount of up to $600 million at any one time outstanding during the Authorization Period.

            By order dated August 1, 2003 (HCAR No. 27705), the Commission released jurisdiction over the reserved $250 million in incremental financing authority, and so increased to $3.603 billion the limit on the amount of CEHE external debt at any one time outstanding during the Authorization Period.

            By order dated December 19, 2003 (HCAR No. 27778), the Commission authorized the issuance by CEHE of an additional $50 million principal amount of external debt securities during the Authorization Period, such that the amount of CEHE external debt did not exceed $3.653 billion at any one time outstanding during the Authorization Period, and reserved jurisdiction over $250 million of the requested authority.

C.    PROPOSED TRANSACTION

      1.    CEHE Revolving Credit Facility

            CenterPoint traditionally has had a revolving credit facility in place at each of its utility subsidiary companies. CEHE had previously had a dedicated facility that was terminated in connection with a 2002 corporate restructuring. Based on the current favorable market conditions, CenterPoint considers it prudent to establish a new $200 million dedicated five-year revolving credit facility at CEHE.

            The proposed Facility is intended to provide CEHE a source of working capital at rates that are lower than those associated with intra-system borrowings through the Money Pool. The transaction will not increase the overall amount of CEHE debt relative to the amount that CEHE could currently incur under existing authority through a combination of external debt and Money Pool borrowings. The Applicants undertake that the total amount of CEHE borrowings under the Facility and from the Money Pool, at any one time outstanding during the Authorization Period, will not exceed $600 million, the amount of CEHE Money Pool borrowing authorized under the Omnibus Financing Order.

            Applicants seek the flexibility to provide a dedicated revolving credit facility for CEHE. Although a parent company facility could provide the same total credit capacity for CenterPoint and its subsidiaries, the existence of a revolving credit facility at CEHE would provide two alternatives for CEHE, which could meet its short-term borrowing needs either from the Money Pool or from its own revolver. As a utility, CEHE may be able to obtain modestly more attractive borrowing rates for its short-term borrowings than could be achieved by the parent. If it is able to obtain lower rates for its own revolving credit facility, CEHE thus may be able to achieve lower borrowing costs while still having access to the parent company's Money Pool. It is contemplated that the requested revolving credit facility would allow CEHE to borrow at a lower cost than borrowing through the Money Pool. CEHE will only draw down funds from

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the revolving credit facility if the cost of borrowing from such facility is in fact less than the cost of borrowing from the Money Pool.

            In addition, CenterPoint believes that the rating agencies and other members of the financial community would view favorably the implementation of an independent credit facility at CEHE, as opposed to the alternative under which CEHE would continue to rely upon Money Pool borrowings to meet its short term cash needs. Furthermore, the proposed transaction will not adversely affect the capital structure of the CenterPoint system.

      2.    Requested Authority

            Applicants ask the Commission to release jurisdiction over CEHE's request to issue an additional $200 million in incremental external debt securities, such that the total amount of CEHE external debt does not exceed $3.853 billion at any one time outstanding during the Authorization Period. Applicants also ask the Commission to reduce the amount of CenterPoint's external debt authorization by $200 million so that its external debt does not exceed $5.169 billion at any one time outstanding during the Authorization Period.

ITEM  2.    FEES, COMMISSIONS AND EXPENSES

            The fees, commissions and expenses paid or incurred or to be incurred in connection with this Amendment are estimated to be $20,000, plus the arrangement and coordination fees, and upfront fees to bank participants described in Exhibit FS-23 to be paid in connection with the proposed transaction.

ITEM  3.    APPLICABLE STATUTORY PROVISIONS

A.    APPLICABLE PROVISIONS

            Sections 6(a) and 7 of the Act and Rule 54 thereunder are considered applicable to the proposed transactions. To the extent that the proposed transactions are considered by the Commission to require authorizations, exemption or approval under any section of the Act or the rules and regulations thereunder other than those set forth above, request for such authorization, exemption or approval is hereby made.

B.    RULE 54 ANALYSIS

            The proposed transactions are subject to Rule 54 under the Act, which refers to Rule 53. Rule 54 under the Act provides that in determining whether to approve certain transactions other than those involving exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs"), as defined in the Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary company which is an EWG or FUCO if Rule 53(a), (b) and (c) under the Act are satisfied. Texas Genco, LP has been qualified as an EWG, but CenterPoint does not intend to seek any long-term financing authority in connection therewith.

            CenterPoint has no investments in FUCOs. It holds its EWG investment in Texas Genco, LP through a wholly-owned indirect subsidiary company, Texas Genco Holdings, Inc.

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("Texas Genco"). The investment in Texas Genco, LP is CenterPoint's only EWG investment. As of September 30, 2004, CenterPoint's aggregate investment in Texas Genco was approximately $2.331 billion. At that time, CenterPoint held an 81% ownership interest in Texas Genco, which then owned both the fossil and nuclear generating assets of Texas Genco, LP. In December 2004, Texas Genco and Texas Genco, LP completed the sale of all of Texas Genco, LP's fossil generation assets to a third party for approximately $2.2 billion. In the second step of the transaction, which is subject to regulatory approvals and which is expected to be completed in the first half of 2005, the buyers will acquire Texas Genco and the remaining nuclear generation assets for approximately $700 million.

            As a result of the restructuring authorized in the Commission order dated July 5, 2002 (HCAR No. 27548), CenterPoint had negative retained earnings as of December 31, 2003, and so is not in compliance with Rule 53(a)(1). CenterPoint complies with, and will continue to comply with, the record-keeping requirements of Rule 53(a)(2) under the Act, the limitation under Rule 53(a)(3) under the Act on the use of domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) under the Act concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) under the Act has occurred or is continuing. Rule 53(c) under the Act is by its terms inapplicable to the transactions proposed herein that do not involve the issue and sale of securities (including guarantees) to finance an acquisition of an EWG or FUCO.

ITEM  4.    REGULATORY APPROVAL

            No state or federal commission other than the Commission has jurisdiction with respect to any of the proposed transactions described in this Amendment.

ITEM  5.    PROCEDURE

            The Applicants request that the Commission's order be issued as soon as possible, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM  6.    EXHIBITS AND FINANCIAL STATEMENTS

A.    EXHIBITS

F-1   Opinion of Counsel

F-2   Past Tense Opinion of Counsel (to be filed by amendment)

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B.    FINANCIAL STATEMENTS

FS-2 Consolidated Balance Sheets of CenterPoint as of September 30, 2004 (unaudited) and Statements of Consolidated Income and Statements of Consolidated Cash Flows for the nine months ended September 30, 2004 (unaudited) (incorporated by reference to CenterPoint's Quarterly Report on Form 10-Q for the three months ended September 30, 2004 (File No. 1-31447)).

FS-5 Consolidated Balance Sheets of CenterPoint Energy Houston Electric, LLC as of September 30, 2004 (unaudited) and Statements of Consolidated Income and Statements of Consolidated Cash Flows for the nine months ended September 30, 2004 (unaudited) (incorporated by reference to CenterPoint Energy Houston Electric, LLC's Quarterly Report on Form 10-Q for the three months ended September 30, 2004 (File No. 1-03187)).

FS-13 CenterPoint consolidated financials (forecasts through 2008) (filed in connection herewith with a request for confidential treatment).

FS-14 CenterPoint Energy Houston Electric, LLC financials (forecasts through
2008) (filed in connection herewith with a request for confidential treatment).

FS-18 CenterPoint equity percentages (forecasts through 2008) (filed in connection herewith with a request for confidential treatment).

FS-19 CenterPoint Energy Houston Electric, LLC equity percentages (forecasts through 2008) (filed in connection herewith with a request for confidential treatment).

FS-23 Additional CenterPoint and CenterPoint Energy Houston Electric, LLC financial information (filed in connection herewith with a request for confidential treatment).

ITEM  7.    INFORMATION AS TO ENVIRONMENTAL EFFECTS

            The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

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SIGNATURE

            Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the Applicants have duly caused this Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

Date: February 28, 2005

CENTERPOINT ENERGY, INC.
and its Subsidiaries

By: /s/ Rufus S. Scott
    ---------------------------
    Rufus S. Scott
    Vice President, Deputy General Counsel and Assistant Corporate Secretary CenterPoint Energy, Inc.

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